FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Zoloto Resources Ltd. (the "Corporation") 420-625 Howe Street Vancouver, British Columbia V6C 2T6

2.	Date of Material Change

August 14, 2007.

3.	News Release

The news release attached hereto as Schedule "A" announcing the material change described herein was released through the facilities of a recognized news wire service on August 14, 2007.

4.	Summary of Material Change

The material change is described in the Corporation's press release attached hereto as Schedule "A", which press release is incorporated herein.

5.	Full Description of Material Change

	5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

	5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

Executive Officer

The following is the name and business telephone number of an executive officer of the Corporation who is knowledgeable about the material change in this report.

Laurence Stephenson, President (604)-608-0223

8.	Date of Report

August 16, 2007.

Schedule "A"

Press Release ZR #13-07

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ZOLOTO RESOURCES CLOSES $15,000,000 EQUITY OFFERING

August 14, 2007

Closing of Equity Financing

Vancouver, British Columbia, Canada: Zoloto Resources Ltd. (“ZR” or the “Company") (ZR – TSX-V), is pleased to announce that it has closed its previously announced private placement of 6,666,667 common shares at a price of CDN$1.50 per common share for aggregate proceeds of CDN$10,000,000 (the “Offering”). Kingsdale Capital Markets Inc. (the “Agent”) acting as Agent exercised its over allotment option and sold an additional 3,333,333 common shares at a price of $1.50 per common share, resulting in total gross proceeds raised by the Company under the Offering of CDN$15,000,000. The Company paid a cash commission equal to 7% of the gross proceeds raised to the Agent and has issued to the Agent a total of 700,000 non transferable broker warrants, with each such broker warrant entitling the holder to purchase one common share of the Company at a price of CDN$1.50 for a period of two years. The securities issued under the Offering are subject to a hold period expiring on December 15, 2007.

The Company intends to use the net proceeds of the Offering for further exploration on the Company’s Ozherelie and Ykanskoye gold projects in Irkutsk and its wholly-owned Elvenei and Tumannoye gold projects located in Chukotka Autonomous Okrug in the Russian Far East. The Company also intends to use a portion of the proceeds to acquire additional properties in the Russian Federation. Any remaining net proceeds will be used for working capital and general corporate purposes.

Robert Maddigan, Director of Zoloto Resources, commented, “The closing of the $15m financing will enable Zoloto to further explore, develop and drill our highly prospective gold projects in Irkutsk and Chukotka and will allow us to pursue additional gold acquisitions in Siberia and the Russian far east”.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Zoloto Resources

Zoloto Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Zoloto’s management will continue to evaluate acquisition opportunities within the Russian Federation. Zoloto’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:
Robert Maddigan, Director
Phone: (604) 608 0223    Fax: (604) 608 0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.